

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July, 5 2012

<u>Via E-mail</u>
James D. Frias
Chief Financial Officer
Nucor Corporation
1915 Rexford Road
Charlotte, North Carolina 28211

      RE: Nucor Corporation
                  Form 10-K for the Fiscal Year Ended December 31, 2011
                  Filed February 28, 2012
                  File No 1-04119

Dear Mr Frias:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Terence O'Brien

           Terence O'Brien
           Accounting Branch Chief